100 Park Avenue Suite 2000 New York, NY 10017 T: 212.812.4124

May 19, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Deborah O’Neal

Re:	Northern Institutional Funds (the “Trust”)

File No. 811-03605

Dear Ms. O’Neal,

On behalf of the Trust, please find below the response to the Staff’s comments provided on May 12, 2025 with regard to Amendment No. 142 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the Liquid Assets Portfolio (the “Portfolio”), which was filed pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, on March 28, 2025. The comment is summarized below, followed by the Trust’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.

Comment. Regarding the disclosure under “Other Information” on page 62 of the Statement of Additional Information, please note that the Prospectus must be accurate and complete and cannot be qualified by reference to external documents; please remove this statement going forward.

Response. The Trust will revise the disclosure going forward to state:

~~Statements contained in the Prospectus or in this SAI as to the contents of any contract or other documents referred to are not necessarily complete, and in each instance reference is made to the~~ More information regarding various contracts or other documents referenced in the Prospectus or SAI can be found in the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectus and this SAI form a part~~, each such statement being qualified in all respects by such reference~~. The Registration Statement, including the exhibits filed therewith, is available on the SEC’s website at www.sec.gov.

Please do not hesitate to contact me at (212) 404-0654 if you have any questions or wish to discuss the responses presented above.

Stradley Ronon Stevens & Young, LLP | stradley.com

Chicago | Los Angeles | New York | Philadelphia | Washington, D.C.

May 19, 2025

Very truly yours,

/s/ Jamie M. Gershkow
Jamie M. Gershkow

Cc:	Jose J. Del Real

Kevin O’Rourke

Michael D. Mabry

Joel D. Corriero